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BSE LIMITED
P.J Towers, Dalal Street
Mumbai – 400 001
Scrip Code: 500209 (BSE)

NATIONAL STOCK EXCHANGE OF INDIA LIMITED
Exchange Plaza, Bandra Kurla Complex,
Mumbai – 400 051
Scrip Code: INFY (NSE)

NEW YORK STOCK EXCHANGE
11 Wall St,
New York,
NY 10005,
USA
Symbol: INFY (NYSE)

April 14, 2021

Dear Sir/Madam,

Sub: Outcome of Board Meeting

Further to our intimation dated March 15, 2021 and April 11, 2021 (date of prior intimation of the board meeting to consider buyback) we wish to inform you that the board of directors (the "**Board**") of Infosys Limited ("**Company**") at its meeting held today has, *inter-alia* transacted the following items of business:

I. Financial Results

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("**INDAS**") for the quarter and year ending March 31, 2021;
2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and year ending March 31, 2021;
3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("**IFRS**") for the quarter and year ending March 31, 2021;
4. Approved the audited financial statements of the Company and its subsidiaries as per INDAS for the year ending March 31, 2021; and
5. Approved the audited financial statements of the Company as per INDAS for the year ending March 31, 2021;

II. Dividend:

Recommended a final dividend of ₹ 15/- per equity share for the financial year ended March 31, 2021.

III. Annual General Meeting and Record date

1. The 40th Annual General Meeting of the members of the Company will be held virtually on Saturday, June 19, 2021.
2. The record date for the purposes of the Annual General Meeting and final dividend is June 1, 2021. The dividend will be paid on June 25, 2021.

IV. Buyback:

The Board approved a proposal for the Company to buyback its own fully paid-up equity shares of face value of ₹ 5/- each ("**Equity Shares**") from the equity shareholders of the Company (other than the promoters, the promoters group and persons in control of the Company), being 14.87% and 13.53% of its total paid-up capital and free reserves as on March 31, 2021 (on a standalone and consolidated basis, respectively) for an amount, payable in cash, aggregating up to ₹ 9,200 crore (Rupees Nine Thousand Two Hundred crore only) ("**Maximum Buyback Size**") which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company, based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis), for a price not exceeding ₹ 1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**") through the open market route through the Indian stock exchanges, in accordance with the provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (as amended) ("**Buyback Regulations**") and the Companies Act, 2013 and the rules made thereunder ("**Buyback**").

ADS holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian stock exchanges during the Buyback period.

The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as buyback tax, securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses.

Subject to the market price of the Equity Shares being equal to or less than the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 52,571,428 Equity Shares ("**Maximum Buyback Shares**"), comprising approximately 1.23% of the paid-up capital of the Company as of March 31, 2021 (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size. The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹ 4,600 crore (Rupees Four Thousand Six Hundred crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 26,285,714 Equity Shares.

The Board has constituted a buyback committee (the "**Buyback Committee**"), comprising, Chief Operating Officer, the Chief Financial Officer, the Deputy Chief Financial Officer, the General Counsel and the Company Secretary of the Company. The Buyback Committee has the power to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in connection with the Buyback.

The Buyback is subject to the approval of the members of the Company by way of a special resolution and all other applicable statutory/ regulatory approvals. The public announcement setting out the process, timelines and other statutory details of the Buyback will be released in due course, in accordance with the Buyback Regulations.

The pre-Buyback shareholding pattern of the Company as on March 31, 2021 is attached hereto as **Annexure A.**

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

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V. Environmental, Social, and Corporate Governance (ESG) Committee constitution

The Board approved the constitution of ESG Committee with effect from April 14, 2021. The members of the ESG Committee shall comprise of Kiran Mazumdar Shaw as the Chairperson, Chitra Nayak and Uri Levine as members of the Committee.

VI. Other matters

1. Stock grants

a. The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual performance-based grant of RSUs amounting to ₹13 crore for the financial year 2022 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders' approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

b. The Board, on April 14, 2021, based on the recommendation of the Nomination and Remuneration Committee, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company's equity shares having a market value of ₹10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan. This was pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

c. The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual performance-based grant of RSUs amounting to ₹0.75 crore for the financial year 2022 under the 2015 plan to a Key Managerial Personnel (KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

2. Allotment of equity shares

The Board approved allotment of 1,26,243 fresh equity shares comprising of 52,193 equity shares under the 2015 Stock Incentive Compensation Plan and 74,050 equity shares under the Infosys Expanded Stock Ownership Program 2019, pursuant to the exercise of Restricted Stock Units to the eligible employees of the Company on April 14, 2021.

Consequently, on April 14, 2021, the Issued and Subscribed Share Capital of the Company stands increased to ₹ 21,30,39,35,445/- divided into 4,26,07,87,089 Equity Shares of ₹5/- each.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

3. Policies and Committee charter

The Board in their meeting held today considered and approved amendment to the following:

- Policy for determining materiality of disclosures
- Related party transaction policy and
- Nomination and remuneration committee charter

The copies of the Policies and committee charter are made available on the website of the Company under the following link: https://www.infosys.com/investors/corporate-governance/policies.html.

The above information is also available on the Company's website at www.infosys.com.

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS Date: 2021.04.14 16:02:06 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com